                                              Filed by Banknorth Group, Inc.
                                              (Commission File No. 0-16947)

                                              Pursuant to Rule 425 under the
                                              Securities Act of 1933

                                              Date: August 22, 2002







                            BANKNORTH GROUP, INC.
                        ANNOUNCES THE ACQUISITION OF:

                      AMERICAN FINANCIAL HOLDINGS, INC.


                           SIGNIFICANTLY EXPANDING
                          ITS CONNECTICUT FRANCHISE


                               August 22, 2002

NOTE ON FORWARD-LOOKING INFORMATION

This presentation contains forward-looking statements with respect to the financial condition, results of operations and business of Banknorth upon consummation of the acquisition of American Financial, including statements relating to: (a) the estimated cost savings and accretion to reported earnings that will be realized from the acquisition and (b) the merger charges expected to be incurred in connection with the acquisition. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:
(1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of Banknorth and American Financial are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which Banknorth will be doing business, are less favorable than expected; or (7) legislation or changes in regulatory requirements adversely affect the businesses in which Banknorth would be engaged.

                                                  [BANKNORTH GROUP, INC. LOGO]

A SUBSTANTIAL STEP FORWARD

[ ] Compelling strategic fit:


    -   Quality institution with solid earnings

    -   Materially strengthens Connecticut market presence

    -   High asset quality and strong core deposit base

[ ] Brings Banknorth model to American's customers - - more products and services.

[ ] Satisfies investment criteria - GAAP and cash EPS accretive in 2003.

[ ] Strong asset quality does not add credit risk.


--> AMERICAN IS EXACTLY THE TYPE OF ACQUISITION THAT WE HAVE CONSISTENTLY AND
    SUCCESSFULLY EXECUTED THROUGHOUT OUR HISTORY.

                                                 [BANKNORTH GROUP, INC. LOGO]

FAVORABLE TRANSACTION

[ ] Strong asset quality.

[ ] Consistent with our long term strategic plan.

[ ] Substantially expands our Connecticut footprint.

[ ] American's franchise is well-known to Banknorth and we have been following them for several years.

[ ] American is a "clean" institution with transparent accounting and familiar business lines.

[ ] This transaction is small relative to the current size of Banknorth.

[ ] Straightforward, low risk integration


    -     Manageable sized deal

    -     Experienced Banknorth integration team


                                                    [BANKNORTH GROUP, INC. LOGO]

TRANSACTION OVERVIEW - EXTENDING A WINNING STRATEGY

 Financial data for quarter ended 6/30/02 in millions

[ ] Consistent with Banknorth's acquisition philosophy of targeting high quality banks and thrifts in complementary markets.


                                      AMERICAN FINANCIAL
                                      ------------------
       Assets                                $     2,895
       Loans                                 $     1,677
       Deposits                              $     1,918

       Branches                                       34

       Return on Assets                            1.42%
       Return on Equity                            9.10%
       Net Interest Margin                         3.39%
       Efficiency Ratio                            46.5%
       Fee Revenue / Total Revenue*                15.6%

       NPLs / Loans                                0.27%
       NPAs / Assets                               0.16%
       Loan Loss Reserve  / Loans                  1.04%

       *Excludes gain on sale of securities

                                                    [BANKNORTH GROUP, INC. LOGO]

TRANSACTION OVERVIEW - EXTENDING A WINNING STRATEGY

  Financial data as of 6/30/02; pro forma for American Financial, Ipswich, Bancorp Connecticut, and Warren

[ ] Banknorth's franchise is diversified through Southern New England, Northern
    New England and Upstate New York.

[ ] Over 50% of Banknorth's loans and deposits are in Massachusetts and Connecticut.


LOANS                                   DEPOSITS

Massachusetts           43%             Massachusetts           35%
Maine                   17%             New Hampshire           19%
Connecticut             15%             Maine                   16%
New Hampshire           12%             Connecticut             15%
Vermont                  8%             Vermont                  9%
New York                 5%             New York                 6%


                                                    [BANKNORTH GROUP, INC. LOGO]

TRANSACTION OVERVIEW - EXTENDING A WINNING STRATEGY

[ ] Provides significant cross-sell opportunities from the addition of Banknorth's broad array of products:

     -  Commercial business lending

     -  Small business lending

     -  Insurance sales

     -  Asset based lending and leasing services

     -  Investment management services

     -  Consumer lending

     -  Cash management

     -  Merchant credit card processing

[ ]  Conservative cost savings assumptions of 25% of American's G&A expense.

[ ]  Accretive to GAAP and cash earnings per share.

                                                  [BANKNORTH GROUP, INC. LOGO]

BUILDING THE DOMINANT COMMUNITY BANKING FRANCHISE IN MA, AND NOW CT

[ ] Significantly increases Banknorth's Connecticut market presence.

[ ] 5th largest deposit market share in Connecticut.

[ ] Extends branch distribution system within the attractive Hartford MSA.



                [MAP OF NEW ENGLAND SHOWING BRANCH LOCATIONS OF
                BANKNORTH GROUP AND AMERICAN FINANCIAL HOLDINGS]

                                                  [BANKNORTH GROUP, INC. LOGO]

BUILDING THE DOMINANT COMMUNITY BANKING FRANCHISE IN MA, AND NOW CT


                [MAP OF CONNECTICUT SHOWING BRANCH LOCATIONS OF
                BANKNORTH GROUP AND AMERICAN FINANCIAL HOLDINGS]

                                                  [BANKNORTH GROUP, INC. LOGO]

CONNECTICUT DEPOSIT MARKET SHARE


[ ]  Connecticut has the second highest state per capita income in the nation.


                                                                   TOTAL          TOTAL
                                                                  DEPOSITS        MARKET
                                                        BRANCH   IN MARKET        SHARE
RANK  INSTITUTION                        TYPE           COUNT     ($000)           (%)
----  -----------                        ----           -----     ------           ---
   1  FleetBoston Financial Corp. (MA)   Bank            183    $13,984,945       23.16%
   2  People's Mutual Holding Co. (CT)   Bank            145      7,781,760       12.89
   3  Webster Financial Corp. (CT)       Thrift          114      6,988,941       11.57
   4  Wachovia Corp. (NC)                Bank             87      4,500,384        7.45
------------------------------------------------------------------------------------------
   5  PRO FORMA-BANKNORTH                BANK             46      2,621,913        4.34
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
   5  American Financial Holdings (CT)   Thrift           34      1,967,285        3.26
------------------------------------------------------------------------------------------
   6  Royal Bank of Scotland Group       Bank             42      1,952,668        3.23
   7  Hudson United Bancorp (NJ)         Bank             43      1,950,729        3.23
   8  J.P. Morgan Chase & Co. (NY)       Bank             29      1,921,428        3.18
   9  New Haven Savings Bank (CT)        Savings Bank     36      1,713,578        2.84
  10  Connecticut Bancshares Inc. (CT)   Thrift           36      1,636,599        2.71
  11  Sovereign Bancorp Inc. (PA)        Thrift           37      1,592,670        2.64
  12  Liberty Bank (CT)                  Savings Bank     33      1,520,189        2.52
  13  Union Savings Bank (CT)            Savings Bank     15        688,585        1.14
------------------------------------------------------------------------------------------
  14  Banknorth Group, Inc. (ME)         Bank             12        654,628        1.08
------------------------------------------------------------------------------------------
  15  Citigroup Inc. (NY)                Bank              7        644,877        1.07
  16  First County Bank (CT)             Savings Bank     10        591,960        0.98
  17  Farmington Savings Bank (CT)       Savings Bank     10        490,395        0.81
  18  Bank of New York Co. (NY)          Bank             10        482,251        0.80
  19  Torrington Savings Bank (CT)       Savings Bank      6        476,479        0.79
  20  NewMil Bancorp Inc. (CT)           Bank             19        472,745        0.78
                                                      ====================================

      TOP 10                                             749    $44,398,317       73.52%
      TOP 20                                             908    $52,013,096       86.13%
      TOTALS (1-72)                                    1,145    $60,386,766      100.00%

Source: SNL Financial
Data as of June 2001

                                                  [BANKNORTH GROUP, INC. LOGO]

ENHANCED PRESENCE IN DESIRABLE MARKETS

Deposits in thousands


                                                  PRO FORMA
                              ----------------------------------------------
                   EXISTING                                        PRO FORMA
                     RANK     DEPOSITS    BRANCHES  MARKET SHARE     RANK
                     ----     ----------------------------------------------
Connecticut           14    $2,621,913       46         4.34%         5
----------------------------------------------------------------------------
Hartford County       7     $1,723,157       23         9.54%         3

New Haven County      19      $569,702       13         4.55%         7

Middlesex County      11       $43,971        2         1.88%         9

New London County     12       $23,969        1          .75%        12

Litchfield County     NA      $210,163        6         6.44%         8

Tolland County        NA       $50,951        1         3.17%         9



Source: SNL Financial
Data as of June 2001

                                                  [BANKNORTH GROUP, INC. LOGO]

DIVERSIFIED LOAN PORTFOLIO


Financial data as of 6/30/02, in millions


LOANS



                                             % OF           % OF          % OF              % OF             % OF
                                BKNG/IPSW   TOTAL   BKCT   TOTAL   WRNB   TOTAL    AMFH    TOTAL  PRO FORMA   TOTAL
                                ---------   -----   ----   -----   ----   -----    ----    -----  ---------   -----
Residential Real Estate           $2,659     20%    $114    32%     $43    13%    $1,057    63%     $3,873     25%
Commercial Real Estate (1)        $4,327     33%     $56    16%    $221    64%      $113     7%     $4,717     30%
Consumer                          $3,581     27%     $93    26%     $32     9%      $446    27%     $4,152     27%
Commercial Loans & Leases         $2,679     20%     $89    25%     $49    14%       $61     4%     $2,878     18%
                                 -------           -----          -----           ------           -------
                                 $13,246            $351           $345           $1,677           $15,620
                                 =======            ====           ====           ======           =======


(1)  Includes construction and land

                                                  [BANKNORTH GROUP, INC. LOGO]

COMPLEMENTARY DEPOSIT MIX

 Financial data as of 6/30/02, in millions


DEPOSITS

                                       % OF                  % OF                 % OF                 % OF                 % OF
                        BKNG/IPSW      TOTAL       BKCT      TOTAL       WRNB     TOTAL       AMFH     TOTAL  PRO FORMA     TOTAL
                          -------    -------    -------    -------    -------   -------    -------   -------    -------   -------
Demand                     $2,732         19%       $48         11%       $38        10%       $87         5%    $2,905        17%

Regular Savings            $1,773         12%       $83         19%      $117        30%      $367        19%    $2,340        13%

NOW & Money Market         $5,473         37%      $108         25%      $117        30%      $518        27%    $6,215        36%

Certificates of Deposit    $4,636         32%      $190         44%      $123        31%      $946        49%    $5,895        34%

Brokered Deposits             $42          0%        $0          0%        $0         0%        $0         0%       $42         0%
                          -------               -------               -------              -------              -------

                          $14,655                  $429                  $394               $1,918              $17,396
                          =======               =======               =======              =======              =======
Net Interest Margin          4.21%                 3.77%                 4.44%                3.38%                4.10%


                                                                                                        [BANKNORTH GROUP, INC. LOGO]


STRONG ASSET QUALITY

Financial data as of 6/30/02, in thousands



ASSET QUALITY

                                     BKNG/IPSW             BKCT             WRNB            AMFH         PRO FORMA
                                     ---------             ----             ----            ----         ---------

Gross Loans                        $13,245,842         $351,291         $345,283       $1,677,262      $15,619,678
Reserves                              $195,610           $5,645           $4,992          $17,248         $223,495
Non Performing Loans                   $67,076             $819              $84           $4,534          $72,513
Other Real Estate Owned                 $5,281                -                -              $95           $5,376
                                   -----------      -----------      -----------      -----------      -----------
Total Non Performing Assets            $72,357             $819              $84           $4,629          $77,889
                                   ===========      ===========      ===========      ===========      ===========


ASSET QUALITY RATIOS:
--------------------

Reserves/Loans                            1.48%            1.61%            1.45%            1.03%            1.43%
Reserves/NPLs                              292%             689%            5943%             380%             308%
NPA / Loans + OREO                        0.55%            0.23%            0.02%            0.28%            0.50%


                                                                                                        [BANKNORTH GROUP, INC. LOGO]


AMERICAN FINANCIAL HOLDINGS, INC. TRANSACTION SUMMARY


Aggregate transaction value:           $709.3 million (1)

Total shares issued:                   Fixed at approximately 13.3 million BKNG
                                       shares, based on a fixed exchange ratio
                                       of 1.220x for 50% of AMFH fully diluted
                                       shares outstanding


Cash issued:                           $32.00 per share for 50% of AMFH fully
                                       diluted shares outstanding


Double trigger walkaway:               20% decline in BKNG stock price & 20%
                                       decline relative to the NASDAQ Bank Index



Breakup fee:                           $28.0 million

Estimated one time merger charge:      $48.3 million (2)

---------------------
(1) Equity component value based on BKNG closing price of $27.21 on August 21, 2002.
(2) Exclusive of unallocated ESOP shares, which are reflected in transaction value.

                                                    [BANKNORTH GROUP, INC. LOGO]

TRANSACTION MULTIPLES

PRICE PER SHARE (1):                                                    $32.00

PREMIUM TO MARKET (2):                                                    3.0%

PRICE / STATED 6/30/02 BOOK VALUE PER SHARE:                              161%

PRICE / 6/30/02 TANGIBLE BOOK VALUE PER SHARE:                            208%

PRICE / 2002 ESTIMATED EARNINGS PER SHARE (3):                           18.7x

PRICE / 2003 ESTIMATED EARNINGS PER SHARE (3):                           16.5x

OWNERSHIP:                                                                8.1%

(1) Based on cash price per share of $32.00

(2) Based on August 21, 2002 closing stock price of $31.08 for AMFH

(3) Based on I/B/E/S consolidated earnings estimates

                                                    [BANKNORTH GROUP, INC. LOGO]

TRANSACTION TIMETABLE

EXPECTED SHAREHOLDER APPROVALS (1):                              Q4 - 2002

EXPECTED CLOSING:                                                Q1 - 2003

EXPECTED SYSTEMS CONVERSION:                                     Q1 - 2003

(1) Shareholder approval required for American; Banknorth does not require shareholder approval

                                                    [BANKNORTH GROUP, INC. LOGO]

SUMMARY FINANCIAL OVERVIEW

Financial data as of 6/30/02, in millions; pro forma capital ratios are projected for 12/31/02 based on consensus estimate of retained earnings

                                       BKNG/IPSW         BKCT         WRNB         AMFH    PRO FORMA
                                       -------------------------------------------------------------
Assets                                   $21,616         $671         $460       $2,895      $26,148
Loans                                    $13,246         $351         $345       $1,677      $15,620
Loan Loss Reserves                          $196           $6           $5          $17         $223
Intangibles                                 $488            -            -         $100       $1,121
Deposits                                 $14,655         $429         $394       $1,918      $17,396
Common Equity                             $1,838          $62          $44         $444       $2,257

Book Value Per Share                      $12.31       $11.88        $5.98       $19.84       $13.77
Tangible BV Per Share                      $9.04       $11.88        $5.98       $15.36        $6.93

Leverage Ratio                              7.29%        9.20%        9.00%       11.87%        6.12%
Tier 1 Risk Based Capital Ratio             9.97%       13.15%       11.20%       17.87%        8.29%
Total Risk Based Capital Ratio             12.41%       14.41%       12.45%       18.77%       10.62%

                                                    [BANKNORTH GROUP, INC. LOGO]

SOLID EARNINGS ACCRETION - GAAP

Financial data in thousands

                                                        2003
                                                        ----
Banknorth Earnings (a)                               $341,250
American Earnings (a)                                 $41,000
Cost Savings (assumes 25%)                             $7,475
Financing Costs                                      ($11,575)
                                                    ---------
        PRO FORMA EARNINGS                           $378,150

Fully Diluted Shares Outstanding (b)                  150,575
Shares Issued                                          13,274
                                                    ---------
        PRO FORMA SHARES OUTSTANDING                  163,849

--------------------------------------------------------------
PRO FORMA GAAP EARNINGS PER SHARE                       $2.31
STAND ALONE GAAP EARNINGS PER SHARE                     $2.27
        GAAP ACCRETION                                    1.8%
--------------------------------------------------------------

Pro Forma Return on Average Assets                       1.40%
Pro Forma Return on Average Equity                      15.77%


(a) Based on I/B/E/S consensus estimates
(b) Shares outstanding pro forma for Ipswich and Warren

                                                    [BANKNORTH GROUP, INC. LOGO]

SOLID EARNINGS ACCRETION - CASH

Financial data in thousands

                                                                   2003
                                                                   ----
Banknorth Earnings (a)                                         $353,400
American Earnings (a)                                           $41,000
Cost Savings (assumes 25%)                                       $7,475
CDI Amortization                                                 $4,075
Financing Costs                                                ($11,575)
                                                              ---------
        PRO FORMA CASH EARNINGS                                $394,375

Fully Diluted Shares Outstanding (b)                            150,575
Shares Issued                                                    13,274
                                                              ---------
        PRO FORMA SHARES OUTSTANDING                            163,849

------------------------------------------------------------------------
PRO FORMA CASH EARNINGS PER SHARE                                 $2.41
STAND ALONE CASH EARNINGS PER SHARE                               $2.35
        CASH EARNINGS ACCRETION                                     2.6%
------------------------------------------------------------------------

Pro Forma Cash Return on Average Tangible Assets                   1.52%
Pro Forma Cash Return on Average Tangible Equity                  30.90%


(a) Based on I/B/E/S consensus estimates
(b) Shares outstanding pro forma for Ipswich and Warren

                                                    [BANKNORTH GROUP, INC. LOGO]

SUMMARY

[ ] Solid, profitable franchise with sound asset quality.

[ ] Great strategic fit and geographic enhancement.

[ ] Consistent with our strategy of pursuing in-market or contiguous acquisitions of high quality companies.

[ ] Low execution risk and conservative cost savings projections.

[ ] Attractive cross sell opportunities.

[ ] Solid earnings accretion.



                                                    [BANKNORTH GROUP, INC. LOGO]